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                                                                  EXHIBIT (a)(4)

                                 [LOGO]

                                  June 7, 1999

Board of Directors
QMS, Inc.
One Magnum Pass
Mobile, AL 36618

Dear Sirs:

    We understand that Minolta Co., Ltd. ("Minolta") plans to initiate a tender offer on or before
June 15, 1999 (based on signing the Minolta Stock Purchase Agreement on June 7,
1999) at an offer price of not less than $6.25 per share (the "Proposed Transaction") in order to accumulate a majority interest in the issued and outstanding shares of QMS, Inc. (the "Company"). The terms and conditions of the Proposed Transaction are set forth in more detail in the letter agreement between Minolta and the Company dated May 17, 1999 (the "Agreement"). We have been requested by the Company to render our Opinion with respect to the fairness, from a financial point of view, to the shareholders of the Company of the consideration to be offered in the Proposed Transaction.

    In arriving at our Opinion, we have assumed that, pursuant to the Agreement, the following events will have transpired prior to the consummation of the Proposed Transaction: (1) Minolta will have invested approximately $12.2 million in QMS through a private placement of common stock at $5.75 per share; (2) Minolta will have extended a loan to QMS, secured by the stock of QMS Europe BV and QMS Australia PTY Ltd. (collectively referred to herein as "BV"), in amount equal to approximately $12.8 million; and (3) the Company will have acquired the stock of BV.

    In arriving at our Opinion, we have performed the following: (1) reviewed the Agreement; (2) reviewed certain publicly available information concerning the Company which we believe to be relevant to our analysis; (3) reviewed certain internal financial statements and other financial and operating data concerning the Company and BV prepared by the management of the Company; (4) analyzed certain financial assumptions prepared by the Company and BV; (5) conducted discussions with members of management of the Company and BV concerning their respective business, operations and prospects; (6) reviewed the trading performance of the Company's common shares over the last three years;
(7) reviewed the historical trading performance of the Company's common shares in comparison with those of certain other public companies which we deemed relevant as well as certain market indexes over the last three years; (8) compared the results of operations and present financial condition of the Company with those of other public companies which we deemed relevant; (9) reviewed the financial terms of certain merger and acquisition transactions which we deemed relevant; (10) reviewed the financial terms of certain acquisitions and tender offers involving the purchase of a majority equity interest which we deemed relevant; (11) reviewed premiums paid in acquisitions of public companies from 1987 to 1999; (12) performed certain financial analyses with respect to the Company's projected future operating performance, including a discounted cash flow analysis; (13) reviewed the draft Minolta Loan Agreement dated May 28, 1999 and the draft Minolta Stock Purchase Agreement dated June 2, 1999; and (14) undertook such other financial studies and analysis as well as performed such other investigations as we deemed necessary.

                            ATLANTA FINANCIAL CENTER
                3333 PEACHTREE ROAD, NE - ATLANTA, GEORGIA 30326
                                 (404) 266-6000
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    We have assumed and relied upon the accuracy and completeness of the financial and other information regarding the Company and BV used by us in arriving at our Opinion without independent verification. With respect to the financial projections of the Company and BV, we have assumed that such projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company and BV as to the future financial performance of the Company and BV. In arriving at our Opinion, we have conducted a physical inspection of the properties and facilities of the Company and BV but have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company and BV. Our Opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

    We have acted as financial advisor to the Company in connection with the Proposed Transaction and certain other recent transactions and have received and will receive a fee for these services, a significant portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this Opinion.

    Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered in the Proposed Transaction is fair to the shareholders of the Company.

                             Very truly yours,

                             /s/ THE ROBINSON-HUMPHREY COMPANY, LLC
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                             THE ROBINSON-HUMPHREY COMPANY, LLC